
05040444

:OMMISSION
549

VF3-2505

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BOSTON PLACE
(No. and Street)

BOSTON (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN KRITZER

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/30/2005

3/23/04 S.S

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
BlueFin Research Partners, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc., (the Company) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueFin Research Partners, Inc., as of December 31, 2004, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2004

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 3,572,101
Receivable from broker-dealers	1,093,987
Security deposits	227,243
Deposits with clearing organizations	251,868
Marketable securities	103,800
Other Assets	158,672
Furniture,equipment and software, at cost, less accumulated depreciation of $119,140	196,563
Leasehold improvements, less accumulated amortization of $51,441	613,282
Total Assets	$ 6,217,516

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Securities sold short not yet purchased	$ 193,635
Deferred rent	542,080
Accounts payable, accrued expenses, and other liabilities	41,255
Total liabilities	$ 776,970
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 1,040,000 shares authorized, 520,078 issued and outstanding	$ 5,201
Additional paid in capital	1,154,973
Retained earnings	4,280,372
Total shareholders' equity	5,440,546
Total liabilites and shareholders' equity	$ 6,217,516

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	8,945,755
Gain or loss on firm securities trading accounts	106,913
Interest and dividends	35,099
	9,087,767
Total revenue	
Expenses:	
Employee compensation and benefits	5,268,967
Commissions, floor brokerage, and exchange fees	460,670
Communications, occupancy, and equipment rental	534,890
Other operating expenses	1,087,607
Total expenses	7,352,134
Taxes on income	(154,854)
Net income (loss)	$ 1,580,779

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 5,001	$ 994,999	$ 3,004,361	$ 4,004,361
Sale of stock	200	159,974		160,174
Distributions			(304,768)	(304,768)
Net income			1,580,779	1,580,779
Balance at December 31, 2004	$ 5,201	$ 1,154,973	$ 4,280,372	$ 5,440,546

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income (loss)	$ 1,580,779
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	52,753
Amortization	51,442
Deferred rent expense	(49,280)
Increase in due from broker-dealers	(137,563)
Increase in marketable securities	(103,800)
Increase in securities sold short not yet purchased	193,635
Decrease in accounts payable, accrued expenses, and other liabilities	(474)
Total adjustments	6,713
Net cash provided by operating activities	1,587,492
Cash flows from investing activities:	
Security deposit	(94,916)
Purchase of furniture, equipment and software	(70,971)
Leasehold improvements	(73,362)
Cash flows used from investing activities:	(239,249)
Cash flows from financing activities	
Interest accrued on note receivable	(7,672)
Sale of stock	160,174
Distributions to shareholders	(304,768)
Cash flows used from financing activities	(152,266)
Net increase in cash	1,195,977
Cash at beginning of the year	2,376,124
Cash at end of the year	$ 3,572,101
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 154,854

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2004 was $51,441.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Rent

The Company received a construction allowance of $591,360 which has been recorded as deferred rent and which is being amortized on a straight-line basis over the term of the lease.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax which Company paid $154,854 in 2004.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $4,616,216 at December 31, 2004, which exceeded required net capital of $100,000 by $4,516,216. The Ratio of aggregate indebtedness to net capital at December 31, 2004, was 0.89%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $3,437,938 at December 31, 2004.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2004	$ 215,189
2005	219,624
2006	224,053
2007	228,493
2008	232,933
	$1,120,294

Rent expense for the office space for the fiscal year 2004 was $209,234.

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2004

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 41,255
TOTAL AGGREGATE INDEBTEDNESS	$ 41,255
NET CAPITAL:	
Common stock	$ 5,201
Additional paid in capital	1,154,973
Retained earnings	4,280,372
	5,440,546
ADJUSTMENTS TO NET CAPITAL:	
Clearing deposit	(100,000)
Security deposit	(227,243)
Other assets	(158,672)
Commission receivable	(27,500)
Leasehold improvements	(71,202)
Furniture & equipment	(196,563)
Haircuts	(43,150)
Net capital, as defined	$ 4,616,216
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 4,516,216
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.89%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2004

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
BlueFin Research Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BlueFin Research Partners, Inc., (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of BlueFin Research Partners, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated February 24, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2004



Brian Kritzer

COMMONWEALTH OF MASSACHUSETTS

Suffolk, ss

February 28, 2005

On this 28th day of February, 2005, before me, the undersigned notary public, personally appeared Brian Kritzer, proved to me through satisfactory evidence of identification, which was a drivers license, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.



Notary Public:
My commission expires: 6/16/08